787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

November 15, 2017

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Aberdeen Funds - Aberdeen Focused U.S. Equity Fund

Post-Effective Amendment No. 81 to the Registration Statement Filed on September 14, 2017

Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Mr. Bartz:

On behalf of Aberdeen Funds (the “Registrant”), this letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) provided in a telephone conversation with Elliot J. Gluck and Dean A. Caruvana of Willkie Farr & Gallagher LLP on October 27, 2017.  The Amendment contains the prospectus and statement of additional information for Aberdeen Focused U.S. Equity Fund, a series of the Registrant.

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Prospectus Comments

Comment No. 1:                                                     Please confirm that all series and class IDs have been updated on the Edgar database for the Fund.

Response:                                                                                        The Registrant confirms that all series and class IDs have been updated.

Comment No. 2:                                                     With respect to footnote 3 to the fee table of the Fund, the Staff notes that the Fund cannot estimate expenses for an existing class.  Please revise footnote 3 to reflect current fees for Class T shares of the Fund.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT    BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Response:                                                                                        The Registrant notes that certain class-specific fees for Class T shares are asset-based and because Class T shares have not commenced operations, the fees relating to Class T shares need to be estimated.

Comment No. 3:                                                     With respect to footnote 4 to the fee table of the Fund, please confirm supplementally that the written contracts limiting operating expenses are filed as exhibits to the Registrant’s Registration Statement, as the Staff views these as material contracts.

Response:                                                                                        The Registrant confirms that all written contracts limiting operating expenses have been filed as exhibits to the Registration Statement.

Comment No. 4:                                                     With respect to the principal investment strategies of the Fund, the Fund considers four criteria when categorizing equity securities as U.S. securities.  The disclosure notes that the security must meet the criteria described in the third bullet and one of the other bullets in order to satisfy the 80% policy. However, the Staff believes that only securities that satisfy the criteria described in the third bullet and one of the first two bullets satisfy the Fund’s 80% policy.  The Staff notes that a security meeting the criterion in the third bullet alone would satisfy the Fund’s 80% policy if the third bullet required “a majority of their annual revenue…” rather than the “highest concentration of their annual revenue….”  Please revise the disclosure accordingly.

Response:                                                                                        The Registrant has revised the disclosure in the third bullet point to reference “a majority of their annual revenue…” instead of the “highest concentration of their annual revenue….”

Comment No. 5:                                                     If the Information Technology sector will represent a significant portion of the Fund’s investments, please add appropriate disclosure to the Fund’s principal strategies.

Response:                                                                                        The Registrant respectfully declines to add specific sectors to the principal strategies of the Fund because the Fund does not currently intend to invest in particular sectors as part of its principal strategies. However, when the Fund has a significant portion of its assets invested in securities that belong to a particular sector, the Registrant intends to include disclosure of a sector-specific risk factor describing the risks to which the Fund is subject.

Comment No. 6:                                                     In the “Performance” section of the summary prospectus, please disclose that the “Predecessor Fund” was a registered investment company.

Response:                                                                                        The Registrant has added the requested disclosure.

Comment No. 7:                                                     Please consider including the disclosure contained in the “Additional Information about Principal Strategies” section in the summary prospectus as well.

Response:                                                                                        The Registrant respectfully declines to make the requested change. The Registrant submits that the above-referenced disclosure relates to the Fund’s investment process and is more appropriate to include in the above-referenced section.

Comment No. 8:                                                     Please confirm whether under normal circumstances derivatives are valued using the mark-to-market value for purposes of the Fund’s 80% test. If not, please explain the basis for using another method of valuation.

Response:                                                                                        The Registrant confirms that under normal circumstances the Fund intends to value derivatives using the mark-to-market value for purposes of its 80% test.

SAI Comments

Comment No. 9:                                                     With regards to the industry classifications for purposes of the Fund’s concentration policy, please explain the reason why certain similar industries are classified as separate industries.  Please also explain the meaning of “captive borrowing conduit.”

Response:                                                                                        The Fund’s fundamental investment restriction relating to concentration is consistent with that of other existing Aberdeen funds, whose fundamental restrictions cannot be changed without shareholder approval.  All of the Aberdeen funds rely on a third-party industry classification system (e.g., Bloomberg, GICS or Barclays Live) for industry concentration tests, notwithstanding the statement defining separate industries contained in the fundamental restriction.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck
Elliot J. Gluck

cc:                                Lucia Sitar, Aberdeen Asset Management Inc.

Rose F. DiMartino, Willkie Farr & Gallagher LLP